Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Goodrich Petroleum Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-70840 and No. 333-121560) on Form S-3 and (No. 333-120425 and No. 333-120427) on Form S-8 of Goodrich Petroleum Corporation of our report dated March 24, 2005 with respect to the consolidated balance sheets of Goodrich Petroleum Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of Goodrich Petroleum Corporation.

Our report also refers to a change in the method of accounting for asset retirement obligations in 2003.

Shreveport, Louisiana

March 24, 2005